 **Mitsubishi Corporation**

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office

Phone: +81-3-3210-8580   Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com


July 21, 2004
Our ref. No. PI 007

The U.S. Securities and Exchange C
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fir
Mail Stop 3-7
Washington, D.C. 20549


04035725

 SUPPL

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Stock Acquisition Rights (Shinkabu-Yoyaku-ken)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Yours sincerely,

Eiji Oshima
Senior Vice President
Investor Relations Office

PROCESSED

JUL 26 2004

THOMSON
FINANCIAL

Notice



Stock Acquisition Rights (Shinkabu-Yoyaku-ken)

July 21, 2004

Mitsubishi Corporation(the"Company")hereby makes the following announcement:at the Meeting of the Board of Directors of the Company held on the date first written hereof, the Board of Directors decided the details of stock acquisition rights to be issued as stock option (the "Stock Acquisition Right(s) ") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 2004 Annual General Meeting of Shareholders of the Company dated June 24, 2004.

(1) Name of the Stock Acquisition Rights:
     Mitsubishi Corporation, 2004 Stock Acquisition Rights (Shinkabu-Yoyaku-ken)

(2) Issue date of Stock Acquisition Rights :
     August 13,2004

(3) Total number of Stock Acquisition Rights to be issued:
     1,167 Stock Acquisition Rights
     The number of shares to be issued per Stock Acquisition Right shall be 1,000.

(4) Issue price of Stock Acquisition Rights:
     Issued in gratitude

(5) Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights (the "Exercise Price") :
     1,167,000 shares of the Company's common stock

(6) The amount to be paid upon exercise of Stock Acquisition Rights :
     To be determined on August 13,2004

(7) Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights :
     To be determined on August 13,2004

(8) Exercise period
     From June 25, 2006 through June 24, 2014

(9) Issuance of Stock Acquisition Rights Certificate:
     Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Rights Holders request such issuance.

(10) Capitalization of exercise price:
     The Exercise Price shall be credited to capital stock account and non-capital stock account. The portion of Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such adjustment will be round up to the nearest yen).

(11) Place of exercise
     HR & Administration Dept, Mitsubishi Corporation

(12) Paying agent
     The Mitsubishi Trust and Banking Corporation

(13) Dividend for shares to be issued upon exercise of the Stock Acquisition Rights:
     The Company will pay the full amount of an annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon exercise of the Stock Acquisition Rights for a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September of each year) during which the relevant stock

subscription date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

(14) Treatment in the case of the Company becoming a wholly-owned subsidiary:
In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), then the Company may cause its obligation for individuals who will be allotted the Stock Acquisition Rights to be taken over by another corporation which will wholly-own the Company.

(15) Individuals who will be allotted the Stock Acquisition Rights
The Directors, Executive Officers and certain other senior employees of the Company, 70 persons in total.

Notes
-1- Date of resolution of the Board of Directors of the Company that decided the proposal at the 2004 Ordinary General Meeting of Shareholders of the Company:May 11,2004
-2- Date of resolution of the 2004 Ordinary General Meeting of Shareholders of the Company:June 24,2004